

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 8, 2009

Via U.S. mail and facsimile

Mr. Kevan Hensman
Chief Financial Officer
Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

> **Re:** **Aspen Exploration Corporation**
> **Preliminary Schedule 14A**
> **Filed September 16, 2009**
> **File No. 0-09494**

Dear Mr. Hensman:

      We have completed our review of your Preliminary Schedule 14A filing and have no further comments at this time.

      Sincerely,

      Anne Nguyen Parker
      Branch Chief

cc: N. Gholson
       Peter Waltz, Esq. – Burns, Figa & Will, P.C. (facsimile (303) 796-2777)